SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO 13d-2 (b)

(Amendment No. 3)

Alector, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

014442107

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP #014442107

1	NAME OF REPORTING PERSONS Polaris Venture Partners VI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 498,468 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 498,468 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 498,468 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.6% (2)
12	TYPE OF REPORTING PERSON PN

(1)

All such shares are held of record by PVP VI (as defined in Item 2(a) of the Original Schedule 13G). PVM VI (as defined in Item 2(a) of the Original Schedule 13G), the general partner of PVP VI, may be deemed to have voting, investment and dispositive power with respect to these securities. David Barrett, Brian Chee, Jonathan A. Flint, Terrance G. McGuire, a member of the Issuer’s board of directors, Amir Nashat, and Bryce Youngren are the managing members of PVM VI and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based on 82,701,539 shares of the Issuer’s Common Stock outstanding as of November 3, 2022, as reported on the Issuer’s Quarterly Report on Form 10-Q, for the quarter ended September 30, 2022 as filed with the United States Securities and Exchange Commission (the “Commission”) on November 8, 2022 (the “Form 10-Q”).

CUSIP #014442107

1	NAME OF REPORTING PERSONS Polaris Venture Partners Founders’ Fund VI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 654,463 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 654,463 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 654,463 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.8% (2)
12	TYPE OF REPORTING PERSON PN

(1)

All such shares are held of record by PVPFF VI (as defined in Item 2(a) of the Original Schedule 13G). PVM VI, the general partner of PVPFF VI, may be deemed to have voting, investment and dispositive power with respect to these securities. David Barrett, Brian Chee, Jonathan A. Flint, Terrance G. McGuire, a member of the Issuer’s board of directors, Amir Nashat, and Bryce Youngren are the managing members of PVM VI and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 82,701,539 shares of the Issuer’s Common Stock outstanding as of November 3, 2022, as reported on the Issuer’s Form 10-Q.

CUSIP #014442107

1	NAME OF REPORTING PERSONS Polaris Venture Partners VI (AIV), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 8,589,364 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 8,589,364 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,589,364 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.4% (2)
12	TYPE OF REPORTING PERSON PN

(1)

All such shares are held of record by PVP VI (AIV) (as defined in Item 2(a) of the Original Schedule 13G). PVM VI, the general partner of PVP VI (AIV), may be deemed to have voting, investment and dispositive power with respect to these securities. David Barrett, Brian Chee, Jonathan A. Flint, Terrance G. McGuire, a member of the Issuer’s board of directors, Amir Nashat, and Bryce Youngren are the managing members of PVM VI and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 82,701,539 shares of the Issuer’s Common Stock outstanding as of November 3, 2022, as reported on the Issuer’s Form 10-Q.

CUSIP #014442107

1	NAME OF REPORTING PERSONS Polaris Venture Partners VI (AIV-B), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,111,522 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,111,522 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,111,522 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.6% (2)
12	TYPE OF REPORTING PERSON PN

(1)

All such shares are held of record by PVP VI (AIV-B) (as defined in Item 2(a) of the Original Schedule 13G). PVM VI, the general partner of PVP VI (AIV-B), may be deemed to have voting, investment and dispositive power with respect to these securities. David Barrett, Brian Chee, Jonathan A. Flint, Terrance G. McGuire, a member of the Issuer’s board of directors, Amir Nashat, and Bryce Youngren are the managing members of PVM VI and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 82,701,539 shares of the Issuer’s Common Stock outstanding as of November 3, 2022, as reported on the Issuer’s Form 10-Q.

CUSIP #014442107

1	NAME OF REPORTING PERSONS Polaris Venture Management Co VI, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 11,853,817 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 11,853,817 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,853,817 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.3% (2)
12	TYPE OF REPORTING PERSON OO

(1)

498,468 of such shares are held of record by PVP VI, 654,463 of such shares are held of record by PVPFF VI, 8,589,364 of such shares are held of record by PVP VI (AIV) and 2,111,522 of such shares are held of record by PVP VI (AIV-B). PVM VI, the general partner of each of PVP VI, PVPFF VI, PVP VI (AIV) and PVP VI (AIV-B), may be deemed to have voting, investment and dispositive power with respect to these securities. David Barrett, Brian Chee, Jonathan A. Flint, Terrance G. McGuire, a member of the Issuer’s board of directors, Amir Nashat, and Bryce Youngren are the managing members of PVM VI and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 82,701,539 shares of the Issuer’s Common Stock outstanding as of November 3, 2022, as reported on the Issuer’s Form 10-Q.

CUSIP #014442107

1	NAME OF REPORTING PERSONS David Barrett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 11,853,817 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 11,853,817 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,853,817 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.3% (2)
12	TYPE OF REPORTING PERSON IN

(1)

498,468 of such shares are held of record by PVP VI, 654,463 of such shares are held of record by PVPFF VI, 8,589,364 of such shares are held of record by PVP VI (AIV) and 2,111,522 of such shares are held of record by PVP VI (AIV-B). PVM VI, the general partner of each of PVP VI, PVPFF VI, PVP VI (AIV) and PVP VI (AIV-B), may be deemed to have voting, investment and dispositive power with respect to these securities. David Barrett, Brian Chee, Jonathan A. Flint, Terrance G. McGuire, a member of the Issuer’s board of directors, Amir Nashat, and Bryce Youngren are the managing members of PVM VI and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 82,701,539 shares of the Issuer’s Common Stock outstanding as of November 3, 2022, as reported on the Issuer’s Form 10-Q.

CUSIP #014442107

1	NAME OF REPORTING PERSONS Brian Chee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 11,853,817 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 11,853,817 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,853,817 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.3% (2)
12	TYPE OF REPORTING PERSON IN

(1)

498,468 of such shares are held of record by PVP VI, 654,463 of such shares are held of record by PVPFF VI, 8,589,364 of such shares are held of record by PVP VI (AIV) and 2,111,522 of such shares are held of record by PVP VI (AIV-B). PVM VI, the general partner of each of PVP VI, PVPFF VI, PVP VI (AIV) and PVP VI (AIV-B), may be deemed to have voting, investment and dispositive power with respect to these securities. David Barrett, Brian Chee, Jonathan A. Flint, Terrance G. McGuire, a member of the Issuer’s board of directors, Amir Nashat, and Bryce Youngren are the managing members of PVM VI and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 82,701,539 shares of the Issuer’s Common Stock outstanding as of November 3, 2022, as reported on the Issuer’s Form 10-Q.

CUSIP #014442107

1	NAME OF REPORTING PERSONS Jonathan A. Flint
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 11,853,817 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 11,853,817 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,853,817 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.3% (3)
12	TYPE OF REPORTING PERSON IN

(1)

498,468 of such shares are held of record by PVP VI, 654,463 of such shares are held of record by PVPFF VI, 8,589,364 of such shares are held of record by PVP VI (AIV) and 2,111,522 of such shares are held of record by PVP VI (AIV-B). PVM VI, the general partner of each of PVP VI, PVPFF VI, PVP VI (AIV) and PVP VI (AIV-B), may be deemed to have voting, investment and dispositive power with respect to these securities. David Barrett, Brian Chee, Jonathan A. Flint, Terrance G. McGuire, a member of the Issuer’s board of directors, Amir Nashat, and Bryce Youngren are the managing members of PVM VI and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 82,701,539 shares of the Issuer’s Common Stock outstanding as of November 3, 2022, as reported on the Issuer’s Form 10-Q.

CUSIP #014442107

1	NAME OF REPORTING PERSONS Terrance G. McGuire
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 90,453 (1)
	6	SHARED VOTING POWER 11,853,817 (2)
	7	SOLE DISPOSITIVE POWER 90,453 (1)
	8	SHARED DISPOSITIVE POWER 11,853,817 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,944,270 (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.4% (3)
12	TYPE OF REPORTING PERSON IN

(1)

12,858 of such shares are held of record directly by Terrance G. McGuire and 77,595 of such shares consist of Common Stock subject to stock option awards that have been granted to Terrance G. McGuire in his capacity as a director of the Issuer and that are exercisable as of or within 60 days of the filing of this Amendment No. 3 (as defined in the Introductory Note below).

(2)

498,468 of such shares are held of record by PVP VI, 654,463 of such shares are held of record by PVPFF VI, 8,589,364 of such shares are held of record by PVP VI (AIV) and 2,111,522 of such shares are held of record by PVP VI (AIV-B). PVM VI, the general partner of each of PVP VI, PVPFF VI, PVP VI (AIV) and PVP VI (AIV-B), may be deemed to have voting, investment and dispositive power with respect to these securities. David Barrett, Brian Chee, Jonathan A. Flint, Terrance G. McGuire, a member of the Issuer’s board of directors, Amir Nashat, and Bryce Youngren are the managing members of PVM VI and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(3)

Based on 82,779,134 shares of the Issuer’s Common Stock, calculated as follows: (i) 77,595 shares of the Issuer’s Common Stock subject to stock option awards or that represent restricted stock units that have been granted to Mr. McGuire in his capacity as a director of the Issuer and that are exercisable as of or within 60 days of the filing of this Amendment No. 3 plus (ii) 82,701,539 shares of the Issuer’s Common Stock outstanding as of November 3, 2022, as reported on the Issuer’s Form 10-Q.

CUSIP #014442107

1	NAME OF REPORTING PERSONS Amir Nashat
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 11,853,817 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 11,853,817 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,853,817 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.3% (2)
12	TYPE OF REPORTING PERSON IN

(1)

498,468 of such shares are held of record by PVP VI, 654,463 of such shares are held of record by PVPFF VI, 8,589,364 of such shares are held of record by PVP VI (AIV) and 2,111,522 of such shares are held of record by PVP VI (AIV-B). PVM VI, the general partner of each of PVP VI, PVPFF VI, PVP VI (AIV) and PVP VI (AIV-B), may be deemed to have voting, investment and dispositive power with respect to these securities. David Barrett, Brian Chee, Jonathan A. Flint, Terrance G. McGuire, a member of the Issuer’s board of directors, Amir Nashat, and Bryce Youngren are the managing members of PVM VI and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 82,701,539 shares of the Issuer’s Common Stock outstanding as of November 3, 2022, as reported on the Issuer’s Form 10-Q.

CUSIP #014442107

1	NAME OF REPORTING PERSONS Bryce Youngren
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 11,853,817 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 11,853,817 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,853,817 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.3% (2)
12	TYPE OF REPORTING PERSON IN

(1)

498,468 of such shares are held of record by PVP VI, 654,463 of such shares are held of record by PVPFF VI, 8,589,364 of such shares are held of record by PVP VI (AIV) and 2,111,522 of such shares are held of record by PVP VI (AIV-B). PVM VI, the general partner of each of PVP VI, PVPFF VI, PVP VI (AIV) and PVP VI (AIV-B), may be deemed to have voting, investment and dispositive power with respect to these securities. David Barrett, Brian Chee, Jonathan A. Flint, Terrance G. McGuire, a member of the Issuer’s board of directors, Amir Nashat, and Bryce Youngren are the managing members of PVM VI and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 82,701,539 shares of the Issuer’s Common Stock outstanding as of November 3, 2022, as reported on the Issuer’s Form 10-Q.

SCHEDULE 13G

CUSIP #014442107

Introductory Note: This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Schedule 13G initially filed with the Commission on February 12, 2020, as amended by Amendment No. 1 filed with the Commission on February 12, 2021 and Amendment No. 2 filed with the Commission on February 11, 2022 (collectively, the “Original Schedule 13G”). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13G remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment No. 3 have the meanings ascribed to them in the Original Schedule 13G.

ITEM 4. OWNERSHIP

Except as otherwise indicated on the cover pages for the Reporting Persons, the following information with respect to the ownership of the common stock of the Issuer by the Reporting Persons filing this Statement is provided as of December 31, 2022:

(a) Amount beneficially owned:

See Row 9 of cover page for each Reporting Person and the corresponding footnotes.*

(b) Percent of Class:

See Row 11 of cover page for each Reporting Person and the corresponding footnotes.*

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person and the corresponding footnotes.*

(ii) Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person and the corresponding footnotes.*

(iii) Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person and the corresponding footnotes.*

(iv) Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person and the corresponding footnotes.*

*	Each of the Reporting Persons disclaims beneficial ownership as to such securities, except to the extent of his, her or its pecuniary interest therein.

CUSIP #014442107

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2023

POLARIS VENTURE PARTNERS VI, L.P.
By: Polaris Venture Management Co. VI, L.L.C.

By:	*
Authorized Signatory

POLARIS VENTURE PARTNERS VI (AIV), L.P.
By:	Polaris Venture Management Co. VI, L.L.C.

By:	*
Authorized Signatory

POLARIS VENTURE PARTNERS VI (AIV-B), L.P.
By:	Polaris Venture Management Co. VI, L.L.C.

By:	*
Authorized Signatory

POLARIS VENTURE PARTNERS FOUNDERS’ FUND VI, L.P.
By:	Polaris Venture Management Co. VI, L.L.C.

By:	*
Authorized Signatory

POLARIS VENTURE MANAGEMENT CO. VI, L.L.C.

By:	*
Authorized Signatory

JONATHAN A. FLINT

By:	*
Jonathan A. Flint

TERRANCE G. MCGUIRE

By:	*
Terrance G. McGuire

BRYCE YOUNGREN

By:	*
Bryce Youngren

DAVID BARRETT

By:	*
David Barrett

BRIAN CHEE

By:	*
Brian Chee

AMIR NASHAT

By:	*
Amir Nashat

*By:	/s/ Lauren Crockett
Name:	Lauren Crockett
Attorney-in-Fact

[*	This Schedule 13G was executed pursuant to a Power of Attorney. Note that copies of the applicable Powers of Attorney are already on file with the appropriate agencies.]